EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended
	September 30,

	2005	2004

	(Dollars are in
	millions)
Net income	$1,379	$1,228
Income tax expense	695	619

Income before income tax expense	2,074	1,847

Fixed charges:
Interest expense	3,405	2,225
Interest portion of rentals(1)	45	39

Total fixed charges	3,450	2,264

Total earnings as defined	$5,524	$4,111

Ratio of earnings to fixed charges	1.60	1.82
Preferred stock dividends(2)	93	81
Ratio of earnings to combined fixed charges and preferred stock dividends	1.56	1.75

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.